TOWER ONE CONSTRUCTION UPDATE
FOR THE MONTH OF FEBRUARY 2021

March 15, 2021 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) provides a construction update for the month of February 2021.
During the month of February, the Company has been able to complete eighteen (18) new towers and has a total of sixty-seven (67) towers under construction in Colombia, Mexico, and Argentina.
Tower One continues to support the efforts to deploy efficient telecommunications networks which lead to more connected and serviced communities across Latin America. Deploying new infrastructure to provide mobile internet coverage has a direct effect in reducing the digital gap of users and communities ensuring inclusion and improving the economic development.
A copy of the construction report for the month of February 2021 can be found in the Company’s web site or following this link:

https://toweronewireless.com/wp-content/uploads/2021/03/TOW-Construction-Update-Feb-2021-WebV1.pdf

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel:         +1 917 546 3016
E-mail:    info@toweronewireless.com
Website:  www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation of obtaining the acceptance of new towers by the Company’s customers. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, the impact of the ongoing COVID-19 pandemic, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.